Exhibit 12

PS BUSINESS PARKS, INC.

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited, in thousands, except ratio data)

		For The Three Months		For The Six Months
		Ended June 30,		Ended June 30,
		2017	2016	2017	2016
Net income		$44,175	$33,923	$91,208	$66,403
Interest expense		277	2,130	416	5,307
Earnings available to cover fixed charges		$44,452	$36,053	$91,624	$71,710
Fixed charges (1)		$504	$2,475	$922	$6,046
Preferred stock dividends		12,591	13,832	25,882	27,665
Combined fixed charges and preferred distributions		$13,095	$16,307	$26,804	$33,711
Ratio of earnings to fixed charges		88.2	14.6	99.4	11.9
Ratio of earnings to combined
fixed charges and preferred distributions		3.4	2.2	3.4	2.1

	For the Years Ended December 31,
	2016	2015	2014	2013	2012
Income from continuing operations	$144,984	$148,970	$204,700	$116,144	$94,395
Interest expense	5,568	13,270	13,509	16,074	20,618
Earnings from continuing operations available to
cover fixed charges	$150,552	$162,240	$218,209	$132,218	$115,013
Fixed charges (1)	$6,452	$14,428	$14,453	$16,433	$20,618
Preferred stock dividends	64,588	61,885	60,488	59,216	69,136
Preferred partnership distributions	—	—	—	—	323
Combined fixed charges and preferred distributions	$71,040	$76,313	$74,941	$75,649	$90,077
Ratio of earnings from continuing operations to
fixed charges	23.3	11.2	15.1	8.0	5.6
Ratio of earnings from continuing operations to combined
fixed charges and preferred distributions	2.1	2.1	2.9	1.7	1.3

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(1)Fixed charges include interest expense and capitalized interest.

Exhibit 12

PS BUSINESS PARKS, INC.

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited, in thousands, except ratio data)

Supplemental Disclosure of Ratio of Funds from Operations (“FFO”) to Fixed Charges:

		For The Three Months		For The Six Months
		Ended June 30,		Ended June 30,
		2017	2016	2017	2016
FFO allocable to common and dilutive shares		$54,107	$45,305	$107,062	$88,993
Interest expense		277	2,130	416	5,307
Preferred stock dividends		12,591	13,832	25,882	27,665
FFO available to cover fixed charges		$66,975	$61,267	$133,360	$121,965
Fixed charges (1)		$504	$2,475	$922	$6,046
Preferred stock dividends (2)		12,591	13,832	25,882	27,665
Combined fixed charges and preferred distributions paid		$13,095	$16,307	$26,804	$33,711
Ratio of available FFO to fixed charges		132.9	24.8	144.6	20.2
Ratio of available FFO to combined fixed charges and
preferred distributions paid		5.1	3.8	5.0	3.6

	For the Years Ended December 31,
	2016	2015	2014	2013	2012
FFO allocable to common and dilutive shares	$179,882	$164,244	$162,196	$165,845	$134,472
Interest expense	5,568	13,270	13,509	16,074	20,618
Net income allocable to noncontrolling interests —
preferred units	—	—	—	—	323
Preferred stock dividends	64,588	61,885	60,488	59,216	69,136
FFO available to cover fixed charges	$250,038	$239,399	$236,193	$241,135	$224,549
Fixed charges (1)	$6,452	$14,428	$14,453	$16,433	$20,618
Preferred stock dividends (2)	57,276	59,398	60,488	59,216	51,969
Preferred partnership distributions (2)	—	—	—	—	174
Combined fixed charges and preferred distributions paid	$63,728	$73,826	$74,941	$75,649	$72,761
Ratio of available FFO to fixed charges	38.8	16.6	16.3	14.7	10.9
Ratio of available FFO to combined fixed charges and
preferred distributions paid	3.9	3.2	3.2	3.2	3.1

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(1)Fixed charges include interest expense and capitalized interest.

(2)Excludes the issuance costs related to the redemption of preferred equity.